Exhibit 99.4

TENNANT COMPANY

2020 STOCK INCENTIVE PLAN

Restricted Stock Unit Agreement (Inducement Grant)

Name of Holder: Fay West

No. of Units: 12,831	Date of Grant: May 7, 2021

Vesting Schedule:
No. of Units	Date
50%	May 7, 2022
50%	May 7, 2023

This is a Restricted Stock Unit Agreement (“Agreement”) between Tennant Company (the “Company”) and the individual identified above (the “Holder”), effective as of the Date of Grant specified above.

Recitals

WHEREAS, the Company maintains the Tennant Company 2020 Stock Incentive Plan (the “Plan”); and

WHEREAS, this award of Units (the “Award”) is not granted under the Plan, but rather is an inducement grant issued in reliance on the employment inducement award exemption under the New York Stock Exchange’s Listed Company Manual Rule 303A.08; and

WHEREAS, notwithstanding the fact that this Award is not granted under the Plan, this Award shall be governed by certain terms and conditions as if it had been granted under the Plan; and

WHEREAS, the Compensation Committee (the “Committee”) of the Board has determined that the Holder is eligible to receive this Award;

NOW, THEREFORE, the Company hereby grants Units to the Holder under the terms and conditions as follows:

Terms and Conditions*

1.	Grant. The Holder is granted the number of Units specified at the beginning of this Agreement.

* Unless the context clearly indicates otherwise, any capitalized term that is not defined in this Agreement shall have the meaning set forth in the Plan as it currently exists or as it is amended in the future.

2.	Fair Market Value of Units. The fair market value of a Unit subject to this Agreement shall at all times be equal to the Fair Market Value of a Share of the Company’s Stock (the “Common Stock”).

3.	Vesting and Payment of Benefits.

(a)            Generally. Payment of vested Units subject to this Agreement shall be made by the Company delivering one Share of Common Stock for each vested Unit to the Holder, subject to the tax withholding provisions of Section 12.

(b)            Vesting and Payment. Subject to Sections 5 and 6 of this Agreement, Units subject to this Agreement shall vest in the numbers and on the dates specified in the vesting schedule specified at the beginning of this Agreement, unless the Holder’s employment with the Company shall terminate prior to such vesting dates. Delivery of Shares of Common Stock in payment of the Units will occur as soon as administratively practicable after each applicable vesting date (but no later than the 15th day of the third calendar month following the vesting date). Such issuance shall be evidenced by a stock certificate or appropriate entry on the books of the Company or a duly authorized transfer agent of the Company, and shall be in complete satisfaction of such vested Units. If the Units that vest and become payable include a fractional Unit, the Company shall round the number of vested Units to the nearest whole Unit prior to delivery of Shares as provided herein.

(c)            Effect. Whenever the Company shall become obligated to make payment in respect of a Unit subject to this Agreement, all rights of the Holder with respect to such Unit, other than the right to such payment, shall terminate and be of no further force or effect and such Unit shall be cancelled.

(d)            Payments on Death. Any payment due under this Agreement following the death of the Holder shall be paid to the Successor of the Holder.

4.	No Entitlement to Cash Dividends. The Holder shall not be entitled to receive any cash dividends or cash dividend equivalents with respect to the Units credited to the Holder’s account.

5.	Effect of Termination of Employment. If the Holder ceases to be an Employee prior to any vesting date specified at the beginning of this Agreement other than as a result of the Holder’s death or Disability, the Holder shall forfeit the Units. If the Holder ceases to be an Employee as a result of Holder’s death or Disability, then the Holder shall be entitled to receive a pro rata portion of the Units that vest as provided in Section 3, and the balance of the Units shall be forfeited. The pro rata portion shall be determined by utilizing a fraction the numerator of which is the number of days between the last scheduled vesting date prior to the date Holder’s employment ended (or the Date of Grant if there was no scheduled vesting date prior to the termination of employment) and the date Holder’s employment ended, and whose denominator is the number of days between the last scheduled vesting date prior to the date Holder’s employment ended (or the Date of Grant if there was no scheduled vesting date prior to the termination of employment) and the next scheduled vesting date, which fraction shall be applied to the number of Units scheduled to vest on the next scheduled vesting date. Notwithstanding anything to the contrary in this Agreement, to the extent the benefit provided hereunder is considered to be deferred compensation under Section 409A of the Code, and if the Holder is a “specified employee” within the meaning of Section 409A of the Code, then any payment due as a result of separation from service will not be made until six months after the Holder’s separation from service or, if earlier, the payment date in accordance with this Agreement.

6.	Change of Control. Notwithstanding anything to the contrary stated herein, upon the occurrence of a Change of Control, all of the Units subject to this Agreement shall immediately vest and be paid in full as provided in Section 3. Notwithstanding anything in this Agreement to the contrary, no Change of Control shall be deemed to occur unless it would also be deemed to constitute a change in ownership or effective control, or a change in the ownership of a substantial portion of the assets, of a business under Section 409A of the Code.

7.	Forfeiture/Recoupment of Restricted Stock Unit. The Units subject to this Agreement shall be subject to the terms of the Company’s Compensation Recovery Policy in effect from time to time.

8.	Adjustments for Changes in Capitalization. The Units subject to this Agreement shall be subject to adjustments for changes in the Company’s capitalization as provided in Section 16 of the Plan.

9.	No Transfer. The Units may not be pledged, assigned or transferred except as expressly provided in Section 6.3 of the Plan.

10.	No Shareholder Rights Until Payment. The Holder shall not have any of the rights of a shareholder of the Company in connection with the award of Units subject to this Agreement unless and until the Holder becomes the holder of record of the Common Stock issued in payment of the Units.

11.	No Right to Employment. This Agreement shall not give the Holder a right to continued employment with the Company or any Affiliate of the Company, and the Company or any such Affiliate employing the Holder may terminate his/her employment and otherwise deal with the Holder without regard to the effect it may have upon him/her under this Agreement.

12.	Tax Withholding. The Company (or the Subsidiary or Affiliate employing the Holder) shall have a right to require the Holder to pay the Company (or such Subsidiary or Affiliate) a cash amount sufficient to cover any required domestic or foreign tax withholding obligation, including income, employment, social insurance, payroll tax, fringe benefit tax, payment on account or other tax-related items related to Holder’s receipt of this Award and legally applicable to Holder including, without limitation, in connection with the grant or vesting of the Units, the subsequent sale of Shares acquired under the Award and/or the receipt of any dividends on such Shares which the Company determines must be withheld (“Tax-Related Items”) before receipt of any Shares under this Award. In lieu of all or any part of a cash payment from the Holder, the Holder may elect to cover the Tax-Related Items through a reduction in the number of Shares delivered to the Holder equal in value to the amount of such tax withholding obligation. Holder acknowledges that the Company and its Affiliates (1) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Units; and (2) do not commit to and are under no obligation to structure the terms of the grant or any aspect of the Units to reduce or eliminate Holder’s liability for Tax-Related Items or achieve any particular tax result.

13.	Restricted Stock Units Subject to Articles of Incorporation and By-Laws. Holder acknowledges that this Award is subject to the Articles of Incorporation, as amended from time to time, and the By-Laws, as amended from time to time, of the Company, and any applicable federal or state laws, rules or regulations. In addition, the provisions of the Plan governing awards granted thereunder shall also apply to this Award.

14.	Obligation to Reserve Sufficient Shares. The Company shall at all times during the term of this Award reserve and keep available a sufficient number of Shares to satisfy this Agreement.

15.	Binding Effect. This Agreement shall be binding in all respects on the heirs, representatives, successors and assigns of the Holder.

16.	Choice of Law. This Agreement is entered into under the laws of the State of Minnesota and shall be construed and interpreted thereunder (without regard to its conflict of law principles).

17.	Interpretation of This Agreement. All decisions and interpretations made by the Committee with regard to any question arising hereunder or under the Plan shall be binding and conclusive upon the Company and the Holder. This Agreement shall be construed in accordance with the terms of the Plan.

IN WITNESS WHEREOF, the Holder and the Company have executed this Agreement effective as of the date of grant specified above.

HOLDER

/s/ Fay West
Fay West

TENNANT COMPANY

By	/s/ Carol E. McKnight
Carol E. McKnight

Its	SVP, Chief Administrative Officer